SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 5, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated July 3, 2006 announcing its investment in China Hui Yuan Juice Holdings Co., Ltd.

Paris, July 3rd 2006

DANONE invests in market leading Chinese fruit juice company

Groupe DANONE today announces that it has acquired 22.18% of the Chinese fruit beverages company China Hui Yuan Juice Holdings Co., Ltd (“Hui Yuan”).

This agreement reflects Groupe DANONE’s strategy of strengthening its position in the Chinese beverage market, where it achieved sales of over 6 billions litres in 2005.

With annual per capita juice consumption in China averaging 2 litres, compared with 11.5 litres in Hong Kong and Taiwan, the Chinese juice market offers promising scope for development. The average annual growth for the last 3 years has been above 15%.

Hui Yuan is the market leader in juice beverages market with a nationwide market share of 17% by value. In particular, it enjoys a very strong position in the health-oriented juice segments – Nectar and Pure Juice – with a market share of respectively 30% and 42%. As a result, Hui Yuan has developed an enviable brand image.

As its strategic partner, Groupe DANONE will help Hui Yuan accelerate its development in the fast-growing and profitable juice market in China. In return, DANONE will benefit from Hui Yuan’s unique expertise in value-added juices.

With around EUR 13 billion of total sales in 2005, Groupe DANONE is the world leader in fresh dairy products and bottled water (in volume terms), and n°2 in the biscuit market worldwide. In Asia, Groupe DANONE posted sales of more than EUR 2.2 billion with strong positions in the water market (n°1 in packaged wate r in China and Indonesia) and the biscuit market (leader in Malaysia, India and China, n°2 in Indonesia).

For further information:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: July 5, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer